3PM HOLDING CORP.
                           5650 Greenwood Plaza Blvd.
                                    Suite 216
                            Englewood, Colorado 80111
                         COMMISSION FILE NUMBER 0-23301

                              DISCLOSURE STATEMENT

                                   PURSUANT TO
                              SECTION 14(f) OF THE
                       SECURITIES EXCHANGE ACT OF 1934 AND
                              RULE 14f-1 THEREUNDER


                                  INTRODUCTION

         This Statement is being mailed on or about October 11, 1999 to holders of record on October 7, 1999 of the shares of Common Stock, par value $.0001 per share (the "Common Stock") of 3PM Holding Corp., a Colorado corporation (the "Company"). It is being furnished in connection with the change of the Company's directors to be effected at a Board meeting to be held at the closing of the transaction discussed below, to be held on or about October 22, 1999.

                 BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

         The Company has entered into a letter of intent with Messrs. Greg McDonald and Mark Bragg (the "Sellers") whereby the Company has agreed in principle to acquire an exclusive license to market recordings currently owned by the Sellers on the Internet in exchange for issuance by the Company of previously unissued "restricted" common stock. The relevant terms of the proposed transaction require the Company to (i) undertake a "forward split" of its common stock, whereby 3 shares of common stock shall be issued in exchange for each share of common stock issued and outstanding, in order to establish the number of issued and outstanding common shares of the Company at Closing to be 1,500,000 shares; and (ii) issue to the Sellers an aggregate of 13,000,000 "restricted" common shares (post split), representing approximately 90% of the Company's then outstanding common stock (the "Transaction"). As of the date of this Disclosure Statement, there are 500,000 shares of the Company's Common Stock issued and outstanding. Accordingly, if the Transaction does close (of which there can be no assurance), the Sellers will own approximately 90% of the Company's 14,500,000 shares of Common Stock which would then be issued and outstanding.

         Upon consummation of the Transaction, the Company's current officers and directors will resign and will be replaced by the Sellers (see "Directors and Executive Officers and Related Transactions").

         Consummation of the Transaction will result in a change of control. If the Transaction is not consummated, the Company's current officers and directors will not resign and there will not be a change in control. The Company anticipates, but cannot assure, that the closing of the Transaction will occur on or about October 22, 1999.

                         REASON FOR DISCLOSURE STATEMENT

         Because a majority of its directors is being changed otherwise than at a meeting of stockholders, the Company is required pursuant to Rule 14f-1 promulgated under the Securities Exchange Act of 1934, as amended, to provide its stockholders and the Securities and Exchange Commission (the "Commission") with certain information not less than ten days prior to the date on which the change will take place, or such other time period as may be established by the

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Commission.  This Disclosure Statement is being filed with the Commission and sent to stockholders in compliance with that Rule.

                INFORMATION RELATING TO THE COMPANY'S SECURITIES

         As of the date of this report, there are outstanding 500,000 shares of the Company's Common Stock. Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters which are to be presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

                             PRINCIPAL STOCKHOLDERS

         The following table sets forth as of the date of this Information Statement certain information with respect to all those known by the Company to be record or beneficial owners of more than 5% of its outstanding Common Stock, each Director and all Directors and Officers as a group. The information provided is on a pre-forward split basis.

                                       No. of                 Percentage
            Name                    Shares Owned              Ownership
            ----                    ------------              ---------

         Greg Simonds                    160,000                  32%

         Greg Skufca                     160,000                  32%

         All Officers and                320,000                  64%
         Directors as a
         Group (2 persons)
------------------------

         The following table sets forth as of the date hereof, certain information with respect to all those known by the Company who, retroactively assuming consummation of the Transaction, would be the record or beneficial owners of more than 5% of its outstanding Common Stock, each newly-appointed director and executive officer of the Company and all newly-appointed Directors as a group. Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares. The information provided is on a post-forward split basis.

                                                        Shares of
                                                    Common Stock
                                                  to be owned upon   Approximate
                                                   consummation of     Percent
Name and Address          Offices To Be Held          the Transfer     of Class
----------------          ------------------          ------------     --------

Greg McDonald           Chief Executive Officer,       6,500,000         44.8%
641931 Montevideo Wy.     Secretary, Director
Palm Springs, CA 92264

Mark A. Bragg             President, Director          6,500,000         44.8%
64515 Via Fermato
Palm Spring, CA 92264

Jeffrey P. Kranzdorf           Director                    -               -
18410 St. Moritz Dr.
Tarzana, CA 91356

Robert L. Siner                Director                    -               -
915 E. Mountain St.
Glendale, CA 91207

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All Proposed Directors            -                   13,000,000         90%
and Officers as a
Group (4 persons)


                                LEGAL PROCEEDINGS

         There are no legal proceedings to which any director, officer or affiliate of the Company, any owner of record or beneficially of more than five percent of the Company's Common Stock, or any associate of any of the foregoing, is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to Company or any of its subsidiaries.

            DIRECTORS AND EXECUTIVE OFFICERS AND RELATED TRANSACTIONS

DIRECTORS AND EXECUTIVE OFFICERS.

         The Directors and Officers of the Company as of the date of this Information Statement are as follows:

       Name                Age                Position
------------------         ---          ---------------------

Gregory J. Simonds          48          President, Director

Gregory W. Skufca           41          Secretary/Treasurer &
                                        Director

Resumes:

         Gregory  J.  Simonds,  is  President  and a  director  of the  Company, positions he has held since the Company's inception. In addition to his positions with the Company, since June 1991, Mr. Simonds has been self-employed, acting as a consultant to various different companies, both public and private, as well as managing his own investment portfolio. Mr. Simonds is also President and a director of Buckeye Oil and Gas, Inc., a Colorado corporation, which filed a Form 10-SB with the Securities and Exchange Commission and, thereafter, adopted a business plan similar to that of the Company to seek and consummate a merger or acquisition with a private entity. In March 1990, Mr. Simonds, together with Mr. Skufca, formed GS2 Partnership, a Colorado general partnership, for the purposes of providing funding to start-up and development stage companies. Mr. Simonds received a Bachelor of Science degree from New England College, Henniker, New Hampshire in 1973. Mr. Simonds devotes only such time as necessary to the business of the Company, which time is not expected to exceed 20 hours per month.

         Gregory W. Skufca, is Secretary/Treasurer and a director of the Company, positions he has held since the Company's inception. In addition to his positions with the Company, since January 1989, Mr. Skufca is also the President of Financial Communications, Englewood, Colorado, a sole proprietorship engaged in assisting public and private investors, assisting in the obtaining and structuring of venture capital financing and public relations. Prior, from May 1987 through January 1989, Mr. Skufca served as a loan officer and consultant with Skufca-Meyer Financial Corp., Lakewood, Colorado, a small privately held lender specializing in residential mortgages and corporate financing. In March 1990, Mr. Skufca, together with Mr. Simonds, formed GS2 Partnership, a Colorado general partnership, for the purposes of providing funding to start-up and development stage companies. Further, Mr. Skufca is President and a director of Zaba International, Inc., f/k/a HA Spinnaker, Inc., a Colorado corporation, whose principal business is the same as that of the Company. Mr. Skufca obtained a Bachelor's degree from the University of Colorado at Boulder in 1980. He devotes only such time as necessary to the business of the Company, which is not expected to exceed 20 hours per month.

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         If and when the  Transaction  is  consummated,  the  Company's  current officers and directors will resign and will be replaced, without stockholder action, by the following Officers and Directors:

        Name                        Age                  Position
        ----                        ---                  --------

    Greg McDonald                    50           Chief Executive Officer,
                                                  Secretary, Director

    Mark A. Bragg                    54           President, Director

    Jeffrey P. Kranzdorf             44           Director

    Robert L. Siner                  57           Director


Resumes:

         Greg McDonald will become Chief Executive Officer, Secretary and a director of the Company upon closing of the Transaction. Since 1983, Mr. McDonald has been President and sole shareholder of Heritage Entertainment, Inc., a privately held California corporation engaged in the production of music for use on television, radio and other broadcast mediums and more recently, on the Internet, as well as distribution services to the entertainment industry. Mr. McDonald received an honorable discharge from the U.S. Army in 1970. He expects to devote approximately 75% of his time to the business of the Company upon closing of the proposed Transaction.

         Mark A. Bragg will become President and a director of the Company upon closing of the Transaction. Since 1991, Mr. Bragg has been President and majority shareholder of Shadowrock Development Corp., Palm Springs, CA, a privately held California corporation engaged in hotel management, commercial and residential real estate development and the entertainment industry. In addition, in July 1995, Mr. Bragg became President and a director of Palm Springs Gaming Corp., a privately held California corporation whose sole business purpose was to sponsor an initiative to allow casino gaming in Palm Springs, California. In October 1998, this company voluntarily filed a petition pursuant to Chapter 11 of the US Bankruptcy Code. In February 1999, the matter was converted to Chapter 7. He expects to devote approximately 25% of his time to the business of the Company upon closing of the proposed Transaction.

         Jeffrey P. Kranzdorf will become a director of the Company upon closing of the Transaction. Since 1994, Mr. Kranzdorf has been self-employed as an attorney licensed in California and New York. His practice is limited to transactional matters arising out of the music, television, motion picture and new media industries. Mr. Kranzdorf received a Bachelor of Arts degree in public relations from the University of Southern California School of Journalism in 1976 and a Juris Doctorate degree from Southwestern University in 1979. He expects to devote only such time as necessary to the business of the Company upon closing of the proposed Transaction.

         Robert L. Siner will become a director of the Company upon closing of the Transaction. Since May 1999, Mr. Siner has been Vice President of Music for WAVE Systems, Inc., Los Angeles, California, a privately held California corporation engaged in the production of musical compositions. From June 1995 through January 1998, Mr. Siner was President and CEO of Marquee Music, Inc.("MMI"), a company of Spencer Entertainment, Inc. ("SEI"), which is a multi-dimensional corporation formed in 1995. MMI is engaged in the production, distribution and marketing of music. Prior, from 1984 through May 1995, he was President of Entertainment Consultants, Inc., a privately held California corporation which performed consulting services to the entertainment industry. Mr. Siner has over 25 years experience in the music industry, including 7 years as President of MCA

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Records,  Inc., the sister company of MCA, Inc, Universal Pictures and Universal
Studios. He expects to devote only such time as necessary to the business of the Company upon closing of the proposed Transaction.

COMPENSATION

         In the event the proposed Transaction is successfully consummated, of which there can be no assurance, it is anticipated that new management will not draw any salaries until such time as the Company begins to generate revenues, or otherwise obtains the necessary capital to meet these obligations. Thereafter, the respective salaries of management has not been established as of the date of this Information Statement. However, such salaries are expected to be commensurate with the amount of revenues and profits, if any, generated by the Company, as well as with standard industry salaries.

         The Company may adopt a stock plan and award stock options to key employees, members of management, directors and consultants under stock option programs as bonuses based on performance. However, as of the date of this Information Statement, no such plans have been adopted by the Company.

RELATED PARTY TRANSACTIONS

         In December 1995, GS2 Partnership, a Colorado general partnership in which Messrs. Simonds and Skufca are the general partners, loaned the Company the principal amounts of $69,510. GS2 Partnership was formed in 1990 to provide both start-up and development stage companies with capital to implement their business plans. The loan is unsecured, accrues interest at the rate of 6% per annum and is due upon demand. This loan related to prior business activities of the Company before the current business plan was adopted.

         However, it is the intention of Messrs. Simonds and Skufca to forgive this indebtedness if necessary in order to effectuate the Transaction which the Company's Board of Directors believes to be in the best interests of the Company and its shareholders.

         As of the date hereof, no other related party transactions exist between the Company and its present directors, officers, 5% or greater shareholders or any affiliate thereof, either individually or through ownership of a controlling interest in any company or other entity.

STANDING AUDIT, NOMINATING AND COMPENSATION COMMITTEES

         The Board of Directors of the Company has no standing audit, nominating or compensation committees.

INFORMATION RELATING TO BOARD OF DIRECTORS MEETINGS

         The Company presently has two Directors. During the fiscal year ended December 31, 1998, the Directors did not hold any formal meetings of the Board of Directors, but did confer on an informal basis on prospective merger or acquisition candidates.

                COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

         The Company's officers and directors have not been paid a salary during the fiscal year ended December 31, 1998, or subsequent thereto. The Company maintains a policy whereby the directors and executive officers of the Company may be reimbursed for out-of-pocket expenses incurred in the performance of their duties. The Company did not reimburse any director or officer for such expenses during the 1998 fiscal year, or subsequent thereto.

        The Company has no bonus or incentive plans in effect, nor are there any

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understandings  in place  concerning  additional  compensation  to the Company's officers or directors.

                       SECTION 16(A) BENEFICIAL OWNERSHIP
                              REPORTING COMPLIANCE

         Section 16(a) of the Securities Exchange Act of 1934 requires the Company's officers, directors and person who own more than 10% of the Company's Common Stock to file reports of ownership and changes in ownership with the Securities and Exchange Commission, provided that there were any changes to such persons respective stock holdings in the Company during the previous fiscal year.

         Based solely on its review of the copies of such forms received by it, or written representations from certain reporting persons that no forms were required for those persons, the Company believes that during the 1998 fiscal year and subsequent thereto all filing requirements applicable to Officers, Directors and greater than 10% beneficial owners were complied with.

Dated:  October 11, 1999.

                                3PM HOLDING CORP.

                                s/Gregory J. Simonds

                                Gregory J. Simonds, President




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